Management’s Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2012 and provides an update to our annual MD&A dated February 28, 2012 for the fiscal year ended December 31, 2011. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2011. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated November 7, 2012.

Additional information relating to Westport, including our Annual Information Form and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

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Management’s Discussion and Analysis

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9-litre), medium- (5.9- to 8.9-litre), heavy-duty (11- to16-litre) and high-horsepower (greater than 16-litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with leading diesel engine, truck and automotive original equipment manufacturers (“OEMs”) to develop, manufacture and distribute our engines to a diverse group of global truck, bus and automotive OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent, including light-duty, medium- to heavy-duty, and heavy-duty, as follows:

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Management’s Discussion and Analysis

·	Westport Light-Duty ("Westport LD"), which is currently composed of Westport LD, OMVL S.p.A. (“OMVL”) and, as of July 1 and October 11, 2011, Emer S.p.A. (“Emer”) and Alternative Fuel Vehicle Sweden AB (“AFV”), respectively, designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive, industrial and stationary markets. Westport LD offers advanced technology natural gas and liquefied petroleum gas (“LPG”) engines and fuel systems for the OEM light-duty automotive, industrial and stationary markets. In North America, Westport LD offers fully-integrated, cost-effective solutions available in light-duty vehicles with the Westport WiNG™ Power System—an advanced, integrated, bi-fuel (natural gas / gasoline) system for fleet customers of commercial and passenger vehicles, initially launched on the Ford F-250 and F-350 platforms. The North American business is supported through Westport LD Michigan Technical Center. In Sweden, Westport LD offers natural gas fuel systems engineered and installed by AFV for the Volvo V70 bi-fuel wagon. Westport LD also offers OMVL and Emer brand kits and components for conversion of engines from gasoline, or petrol, to compressed natural gas (“CNG”) or LPG. Westport LD leverages the advanced engineering of the Company and the precision high volume manufacturing of our Italian operations OMVL and Emer. For industrial applications, Westport LD offers complete engine solutions to industrial vehicle OEMs and stationary S-2 packagers globally. Westport LD currently supplies Clark Material Handling with Juniper 2.4-litre CNG and LPG industrial engines based on the Hyundai platform for Clark forklifts sold globally. The Juniper 2.4-litre engine is also available for stationary applications such as engine power units for oilfield applications, where Westport LD sells to Cummins Western Canada, and agricultural installations for electrical power generation.

·	Cummins Westport Inc (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI's engines are offered by many OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins’ plants allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems, and distribution and sales networks.

·	Westport Heavy-Duty (“Westport HD”) serves the heavy-duty engines markets and currently offers a 15-litre natural gas engine for the heavy-duty trucking market in North America. Westport HD applies our proprietary development platform and is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refuelling. At the heart of the Westport HD system is our proprietary high pressure direct injection (“HPDI”) technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

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Management’s Discussion and Analysis

We have formed additional joint ventures to capitalize on the growth of alternative fuel engines in geographic markets outside of North America. In July 2010, we established Weichai Westport Inc. (“WWI”), a joint venture between Westport (35% interest), Weichai Power Co. Ltd. (“Weichai”) (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. (25% interest), to focus on the Chinese market. WWI develops, manufactures and sells advanced, alternative fuel engines and parts for use in automobiles, buses, heavy-duty trucks, marine applications and power generation. WWI occupies a 20,000 square metre site in China with an annual production capacity of 40,000 engines. The current engines are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally. WWI is integrating Westport HPDI technology into Weichai's heavy-duty engine platform for future products seeking to deliver best-in-class solutions in a rapidly developing market.

On October 4, 2012, CWI announced it has begun development on the ISB6.7 G, a mid-range 6.7 liter natural gas engine. The ISB6.7 G is expected to be in production by 2015 and will be designed to meet Environmental Protection Agency (EPA) and California Air Resources Board (CARB) regulations in force at the time of launch.

For the three months ended September 30, 2012, our consolidated revenues were $76.1 million compared to $81.0 million in the prior year period, a decrease of $4.9 million, or 6.0%. This decrease in revenue was driven by decreases in Westport HD, Westport LD and CWI revenue of $2.5 million, $0.1 million and $3.7 million, respectively, offset partially by service revenue of $1.4 million.

For the nine months ended September 30, 2012, our consolidated revenues were $270.8 million compared to $164.0 million in the prior year period, an increase of $106.8 million, or 65.1%. This increase in revenue was driven by an increase in Westport LD revenue of $38.9 million as we began consolidating Emer and AFV as of July 2011 and October 2011, respectively, and CWI, Westport HD and Corporate revenues increased $49.0 million, $9.6 million and $9.3 million, respectively.

Consolidated net loss attributable to the Company for the three months ended September 30, 2012 was $32.5 million, or $0.59 loss per diluted share, compared to a $13.2 million net loss, or $0.27 loss per diluted share, for the three months ended September 30, 2011. The $19.3 million increase in net loss was primarily due to increases in net losses in Corporate and Westport HD of $17.4 million and $1.7 million, respectively, and a decrease in our share of CWI net income of $1.1 million, partially offset by a decrease in net loss in Westport LD of $0.8 million. Included in our net loss for the three months ended September 30, 2012 is $7.4 million net foreign exchange loss attributed to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding this impact, our net loss and net loss per share was $25.1 million and $0.46, respectively.

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Management’s Discussion and Analysis

For the nine months ended September 30, 2012 and 2011, consolidated net loss attributable to the Company was $61.2 million, or a loss of $1.14 per diluted share, and $45.7 million, or a loss of $0.96 per diluted share, respectively. The $15.5 million increase in net loss was driven by an increase in corporate net loss of $10.2 million, Westport HD of $5.0 million, Westport LD of $2.5 million, partially offset by an increase in our share of CWI net income of $2.1 million. Included in our net loss for the nine months ended September 30, 2012 is $2.9 million net foreign exchange loss attributed to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding this impact, our net loss and net loss per share was $58.3 million and $1.09, respectively.

As of September 30, 2012, our cash, cash equivalents and short-term investments balance was $294.7 million compared to $85.7 million at December 31, 2011. For the nine months ended September 30, 2012, cash used in operations was $25.4 million with $36.9 million used for operating purposes and $11.5 million provided from working capital. We also paid cash of $1.1 million for our acquisition of certain assets of Advanced Engine Components Ltd. (“AEC”), purchased $20.7 million of property and equipment, purchased $1.0 million in intangible assets, advanced loans of $2.6 million to a joint venture partner, and repaid a portion of our long-term debt totaling $6.7 million. We also received a repayment on our note receivable of $2.5 million, drew down our lines of credit for $1.1 million, issued shares through a public share offering resulting in cash inflow of $265.4 million (net of share issuance costs) and issued shares through the exercise of stock options, which resulted in an additional $0.9 million in cash. Foreign exchange on Canadian dollar and Euro denominated cash, cash equivalents and short-term investments and unrealized foreign exchange impacts on certain foreign currency denominated balances resulted in an unfavorable $3.6 million impact on our cash, cash equivalents and short-term investments balance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company’s accounting policies are described in Note 2 of our fiscal year ended December 31, 2011 annual consolidated financial statements. We have identified several policies as critical to the measurement of our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our fiscal year ended December 31, 2011 annual consolidated financial statements and our 2011 Management and Discussion Analysis. Actual amounts may vary significantly from estimates used.

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Management’s Discussion and Analysis

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), which defers certain requirements within ASU 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This new guidance is to be applied retrospectively. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

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Management’s Discussion and Analysis

Intangibles – Goodwill and other

In September 2011, the FASB issued ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment (“ASU 2011-08”), which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

Balance Sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. This new guidance is to be applied retrospectively. The Company anticipates that the adoption of this standard will expand its consolidated financial statement footnote disclosures.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness and operation of our disclosure controls and procedures during the nine month period ended September 30, 2012. Based on that evaluation the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

During the nine month period ended September 30, 2012, there were no changes to our internal control over financial reporting that has materially affected, or is reasonably likely to material affect, our internal control over financial reporting.

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Management’s Discussion and Analysis

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS – for the three and nine months ended September 30, 2012

Product revenue for the three months ended September 30, 2012 decreased $7.1 million, or 9.7%, to $65.1 million from $72.2 million for the three months ended September 30, 2011. CWI product revenue for the three months ended September 30, 2012 decreased $4.5 million, or 10.9%, to $36.7 million on sales of 1,588 units compared to $41.2 million and 1,625 units for the three months ended September 30, 2011, which was primarily attributed to lower sales volume of ISL G engines in the Americas. Westport HD revenues for the three months ended September 30, 2012 decreased $2.5 million, or 47.2%, to $2.8 million on shipments of 58 HD systems compared to $5.3 million and 85 HD systems in the prior year period. Westport LD revenues for the three months ended September 30, 2012 decreased $0.1 million, or 0.4%, to $25.6 million compared to $25.7 million for the three months ended September 30, 2011. The decrease was due to lower product revenue from our European operations of $3.8 million as a result of the economic conditions in key geographic markets including the Eurozone and an 11 percent decrease in the average Euro to US dollar foreign exchange rate, offset by increases in industrial revenue of $0.8 million, and North American revenue of $2.8 million as a result of deliveries of the Westport WiNG™ Power System.

For the nine months ended September 30, 2012 and 2011, product revenue was $225.9 million and $135.8 million, respectively, representing an increase of $90.1 million or 66.3%. CWI product revenue for the nine months ended September 30, 2012 increased 51.0% to $127.9 million on sales of 5,503 units compared to $84.7 million and 3,454 units in the prior year period, which was primarily attributed to higher sales volume of ISL G engines in the Americas and sales of engines in Asia and Latin America. Westport HD revenues for the nine months ended September 30, 2012 increased 111.1% to $15.2 million on shipments of 284 HD systems compared to $7.2 million in the prior year period, which consisted of 104 HD systems and 4 demonstration trucks. Westport LD revenues for the nine months ended September 30, 2012 increased 88.0% to $82.7 million compared to $44.0 million in the prior year period driven by six additional months of contributions from Emer as we began consolidating Emer on July 1, 2011 and contributions from AFV since we began consolidating AFV in the fourth quarter of the prior year period. There was also an increase in industrial revenue of $0.8 million due to increased shipments of systems to forklift and oilfield customers, $3.4 million from the launch of the Westport WiNG™ Power System offset by a decrease in product revenue from our European operations mainly due to a 9 percent decline in foreign exchange of the Euro relative to the US dollar and non-recurring business with certain customers.

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Management’s Discussion and Analysis

Product Revenue by Geographic Region

(as a percentage of product revenue)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Americas	62%	59%	59%	59%
Asia	19%	17%	17%	17%
Rest of the world	19%	24%	24%	24%

Parts revenue for the three months ended September 30, 2012 was $9.7 million compared to $8.5 million for the three months ended September 30, 2011, an increase of $1.2 million, or 14.1%. CWI parts revenue for the three months ended September 30, 2012 was $8.7 million compared with $8.0 million for the three months end September 30, 2011, an increase of $0.7 million or 8.7%. Westport HD parts revenue for the three months ended September 30, 2012 was $1.0 million compared with $0.5 million for the three months end September 30, 2011, an increase of $0.5 million. The number of engines in the field, their age and their reliability all impact parts revenue each period.

Parts revenue for the nine months ended September 30, 2012 was $29.5 million compared to $23.8 million in the prior year period, an increase of $5.7 million, or 23.9%. CWI parts revenue for the nine months ended September 30, 2012 was $27.1 million compared with $21.6 million in prior year period, an increase of $5.5 million or 25.5%. Westport HD parts revenue for the nine months ended September 30, 2012 was $2.2 million compared with $2.2 million in prior year period.

Service and other revenue for the three and nine months ended September 30, 2012 was $1.4 million and $15.5 million compared to $0.4 million and $4.4 million for the three and nine months ended September 30, 2011, respectively. Included in the current year was one-time license revenue of $8.0 million for the transfer of the proprietary know-how related to the HPDI technology and other fee payments of $1.4 million, which was recorded in the three months ended September 30, 2012. We recognized $6.1 million under our development agreements during the nine months ended September 30, 2012 compared to $4.4 million for the nine months ended September 30, 2011. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

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Management’s Discussion and Analysis

Gross margin decreased $4.6 million to $21.2 million, or 27.8% of total revenue, for the three months ended September 30, 2012 compared to $25.8 million, or 31.8% of total revenue, for the three months ended September 30, 2011. CWI gross margin and gross margin percentage for the three months ended September 30, 2012 were $13.4 million and 29.5%, respectively, compared to $20.7 million and 42.1%, respectively, for the three months ended September 30, 2011. This decrease in gross margin percentage was due primarily to a warranty adjustment of $1.7 million, extended coverage adjustment of $0.6 million, and net extended coverage claims of $1.1 million in the current year period, partially offset by an increase in parts margin percentage due to the mix of parts sold. Excluding these warranty related adjustments, CWI’s gross margin percentage would have been 36.9%. Westport HD gross margin (including product, parts and service) and gross margin percentage for the three months ended September 30, 2012 were $0.2 million and 6.5%, respectively, compared to negative $0.2 million and negative 3.4%, respectively, for the three months ended September 30, 2011. Westport HD product margin for the three months ended September 30, 2011 was negative $0.4 million driven by launch customer pricing. Westport LD gross margin and gross margin percentage for the three months ended September 30, 2012 were $6.1 million and 23.9%, respectively, compared to $5.3 million and 20.6%, respectively, for the three months ended September 30, 2011. The increase in gross margin and gross margin percentage is primarily due to the consolidation of Emer and AFV since July 2011 and October 2011, respectively.

Gross margin and gross margin percentage for the nine month period ended September 30, 2012 were $90.2 million and 33.3%, compared to $58.6 million and 35.7% for the nine month period ended September 30, 2011, respectively. CWI gross margin and gross margin percentage for the nine months ended September 30, 2012 were $50.5 million and 32.6%, respectively, compared to $46.3 million and 43.6%, respectively, for the nine months ended September 30, 2011. The decrease in gross margin percentage was primarily due to a warranty adjustment of $4.7 million, extended coverage adjustment of $3.5 million, net extended coverage claims of $3.1 million and mix of sales. Westport HD gross margin (including product, parts, and service and other) and gross margin percentage for the nine months ended September 30, 2012 were $8.1 million and 34.5%, respectively, compared to $3.1 million and 22.3%, respectively, for the nine months ended September 30, 2011. The increase in margin was due to $6.1 million in service and other revenue recognized in the current year period compared to $4.4 million in the prior year period and an increase in units sold in the current year period. Westport LD gross margin and gross margin percentage for the nine months ended September 30, 2012 were $22.3 million and 26.9%, respectively, compared to $9.2 million and 21.0%, respectively, for the nine months ended September 30, 2011. The increase is primarily due to the consolidation of Emer since July 2011.

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Management’s Discussion and Analysis

Research and development expenses, net of program funding, for the three months ended September 30, 2012 increased $6.1 million to $20.0 million, which represents 26.3% of revenues, compared to $13.9 million or 17.1% of revenues, for the three months ended September 30, 2011. CWI research and development expenses were $3.6 million for the three months ended September 30, 2012 compared with $2.3 million for the three months ended September 30, 2011. The $1.3 million increase was primarily due to a decrease in government funding of $0.2 million and an increase in costs to support new product development programs of $1.1 million. Westport HD research and development expenses, which include costs incurred under our development agreements, were $7.3 million for the three months ended September 30, 2012 compared with $6.0 million for the three months ended September 30, 2011. The $1.3 million increase was primarily as a result of an increase in costs incurred under our development agreements in the current year period of $3.6 million, compared with $3.3 million in the prior year period, and $1.0 million in costs to support new product development programs. Westport LD research and development expenses were $2.7 million for the three months ended September 30, 2012 compared with $4.2 million for the three months ended September 30, 2011. The $1.5 million decrease was primarily due to higher product development costs associated with the 2012 launch of the Westport WiNG power system on the Ford F-250/350 pick-up trucks in the prior year period of $0.8 million, costs associated with the integration of Emer at time of acquisition in July 2011 of $0.7 million and partly offset by the consolidation of AFV in the current year period of $0.2 million. Corporate research and development expenses were $6.3 million for the three months ended September 30, 2012 compared with $1.4 million for the three months ended September 30, 2011. The increase in corporate research and development expenses were primarily due to investments in new product development programs.

For the nine months ended September 30, 2012, research and development expenses increased $21.6 million to $56.8 million, which represents 21.0% of revenue, compared to $35.2 million or 21.5% of revenue in the prior year period. CWI research and development expenses increased $1.6 million primarily due to a decrease in government funding of $0.6 million and an increase in costs to support product development programs of $2.4 million partially offset by a decrease in technology royalty fee of $0.5 million. Westport HD research and development expenses, which include costs incurred under our development agreements, were $22.1 million compared with $16.4 million in prior year period primarily as a result of an increase in costs incurred under our development agreements in the current year of $10.4 million compared with $6.3 million in the prior year period. Westport LD research and development expenses were $11.1 million compared with $6.8 million in the prior year period primarily related to efforts to expand product offerings to light-duty automotive OEMs to include the launch of the Westport WiNG Power System and consolidation of Emer in the current year period. Corporate research and development expenses increased $10.0 million to $15.6 million and were primarily due to investments in new product development programs.

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Management’s Discussion and Analysis

Research and Development Expenses

(expressed in thousands of United States dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2012	2011	2012	2011

Research and development expenses	$20,466	$14,524	$59,006	$37,771
Program funding	(424)	(637)	(2,256)	(2,580)
Research and development, net	$20,042	$13,887	$56,750	$35,191

General and administrative expenses for the three months ended September 30, 2012 increased $2.1 million to $9.0 million compared to $6.9 million for the three months ended September 30, 2011. CWI general and administrative expenses were $0.3 million for the three months ended September 30, 2012 compared with $0.3 million for the three months ended September 30, 2011. Westport HD general and administrative expenses were $0.9 million for the three months ended September 30, 2012 compared with $0.4 million for the three months ended September 30, 2011. The $0.5 million increase was primarily related to increased headcount to support this growing business. Westport LD general and administrative expenses for the three months ended September 30, 2012 were $3.4 million compared to $2.7 million for the three months ended September 30, 2011. The $0.7 million increase was primarily due to costs related to our new Detroit facility and our Australian facility totaling $1.4 million, general increase in costs of $0.4 million due to increased headcount offset by higher costs incurred in Emer in the period following acquisition related to integration in the prior year period. Corporate general and administrative expenses were $4.4 million for the three months ended September 30, 2012 compared with $3.5 million for the three months ended September 30, 2011. The $0.9 million increase was primarily due to increase in Corporate headcount to support new programs and global market development efforts.

For the nine months ended September 30, 2012, general and administrative expenses increased $10.6 million from $19.4 million in the prior year period to $30.0 million in the current year period. CWI general and administrative expenses increased $0.3 million primarily due to higher professional services and compensation costs. Westport HD general and administrative expenses increased $1.4 million to $2.4 million in the current year period due to increased headcount to support this growing business. Westport LD general and administrative expenses increased $5.1 million to $9.8 million primarily due to costs of $2.6 million related to our new Detroit facility and our Australian facility, general increase of $0.4 million due to increased headcount and the consolidation of Emer and AFV of $2.1 million in the current year period. Corporate general and administrative expenses increased $3.9 million to $16.8 million primarily due to increase in salaries and benefits of $2.1 million due to increase in headcount to support new programs and global market development efforts and professional services.

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Management’s Discussion and Analysis

Sales and marketing expenses for the three months ended September 30, 2012 increased $2.3 million to $10.0 million compared to $7.7 million for the three months ended September 30, 2012. CWI’s sales and marketing expenses were $2.5 million for the three months ended September 30, 2012 compared to $3.2 million in for the three months ended September 30, 2011. The $0.7 million decrease in CWI sales and marketing expense was related primarily to higher market development and support expenditures for the three months ended September 30. 2011. Westport HD sales and marketing expenses were $3.8 million for the three months ended September 30, 2012 compared with $3.6 million for the three months ended September 30, 2011. The $0.2 million net increase was primarily due to an increase in salaries and benefits, including stock-based compensation and travel costs mainly related to OEM development initiatives and incremental costs related to our China expansion, offset by reallocation of resources to support our high-horsepower and new business development initiatives totalling $2.1 million. Westport LD sales and marketing expenses were $1.6 million for the three months ended September 30, 2012 compared with $0.8 million for the three months ended September 30, 2011. The $0.8 million increase was primarily related to OEM and market development initiatives and the consolidation of AFV in the current year period. Corporate sales and marketing expenses were $2.2 million for the three months ended September 30, 2012 compared to $0.1 million for the three months ended September 30, 2011. The $2.1 million increase was primarily related to increase in costs related to high-horsepower and other new business development initiatives.

For the nine month period ended September 30, 2012, sales and marketing expenses increased by $7.2 million from $21.9 million in the prior year period to $29.1 million in the current year. CWI sales and marketing expenses increased by $0.1 million to $8.0 million in the current year period primarily due to an increase in market development and support expenditures. Westport HD expenses increased $2.8 million to $13.0 million dollars in the current year period due to an increase in salaries and benefits, including stock-based compensation and travel costs mainly related to OEM development initiatives and incremental costs related to our China expansion, offset by reallocation of resources to support our high-horsepower and new business development initiatives totalling $1.6 million. Westport LD expenses increased $2.7 million to $4.6 million in the current year period and were related to OEM and market development initiatives and the consolidation of Emer and AFV in the current year period. Corporate expenses increased $1.6 million to $3.4 million in the current year period due to costs related to high-horsepower and other new business development initiatives.

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Management’s Discussion and Analysis

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL and Emer Euro denominated monetary assets and liabilities including the Euro denominated long-term liability payable to Societa Italiana Tecnomeccaica La Precisa S.p.A and SIT International B.V., (“the Sellers”) of OMVL. For the three months ended September 30, 2012, we recognized a net foreign exchange loss of $7.4 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange gain of $2.0 million for the three months ended September 30, 2011. For the nine months ended September 30, 2012, we recognized a net foreign exchange loss of $2.9 million compared to a net foreign exchange loss of $1.3 million in the comparative period. A majority of the foreign exchange gain and loss for the three and nine months ended September 30, 2012 and 2011 is unrealized.

Depreciation and amortization for the three and nine months ended September 30, 2012 was $3.0 million and $8.2 million compared to $2.7 million and $4.5 million, respectively, for the same periods in the prior year. The increase primarily related to depreciation of property and equipment and intangible assets acquired in the purchase of Emer and AFV.

Income from investments accounted for by the equity method for the three months ended September 30, 2012 was $0.7 million and relates to our 35% interest in WWI. For the nine months ended September 30, 2012, we recorded income from WWI of $2.3 million and loss of $0.1 in Minder-Emer Technologies Ltd. For the three and nine months ended September 30, 2011, we recorded income from WWI of $0.4 million and $1.3 million, respectively.

Interest on long-term debt and amortization of discount expense for the three months ended September 30, 2012 was $1.4 million and relates to the accretion expense relating to the long-term payable to the Sellers of OMVL of $0.1 million, interest expense on the CDN $36.0 million debentures issued on September 23, 2011, bearing interest at 9% per annum of $0.8 million, and interest expense on Emer senior financing facilities of $0.4 million.

Interest on long-term debt and amortization of discount expense for three months ended September 30, 2011 was $0.6 million and relates to accretion expense relating to the long-term payable to the Sellers of OMVL of $0.1 million, interest expense on the CDN $36.0 million debenture units issued on September 23, 2011 bearing interest at 9% per annum of $0.1 million and interest expense on Emer senior financing facilities of $0.4 million.

14

Management’s Discussion and Analysis

Interest on long-term debt and amortization of discount expense for nine months ended September 30, 2012 was $4.0 million and relates to the accretion expense relating to the long-term payable to the Sellers of OMVL of $0.3 million, interest expense on the CDN $36.0 million debentures issued on September 23, 2011, bearing interest at 9% per annum of $2.4 million, and interest expense on Emer senior financing facilities of $1.2 million. Interest on long-term debt and amortization of discount expense for nine months ended September 30, 2011 of $2.4 million related to interest and accretion on the CDN $15.0 million debentures of $1.7 million, which matured and was repaid in full on July 3, 2011, interest expense on the CDN $36.0 million debenture units issued on September 23, 2011 bearing interest at 9% per annum of $0.1 million, $0.5 million of accretion expense relating to the long-term payable to, the Sellers of OMVL, and interest expense on Emer senior financing facilities of $0.4 million.

Income tax expense for the three months ended September 30, 2012 was an income tax recovery of $0.1 million compared to an income tax expense of $5.0 million in the prior year period.  CWI recorded an income tax recovery of $0.1 million for the three months ended September 30, 2012 compared to an income tax expense of $5.5 million for the prior year period, which was primarily due to lower taxable income in the current year period and the recording of R&D tax credits claimed for prior taxation years.  Westport LD recorded an income tax recovery of $0.1 million for the three months ended September 30, 2012 compared to an income tax expense of $0.5 million for the prior year period, which was primarily due to lower taxable income in Emer in the current year period.  Corporate recorded an income tax expense of $0.1 million for the three months ended September 30, 2012 which relates to the deferred income tax liability of Westport’s share of CWI’s undistributed earnings for the current year period.  Income tax expense for the nine months ended September 30, 2012 and 2011 was $11.2 million and $11.1 million, respectively, with the current year period relating primarily to CWI, OMVL, and Emer and the prior year period relating primarily to CWI and OMVL.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at September 30, 2012, our cash, cash equivalents and short-term investment position was $294.7 million, an increase of $209.0 million from $85.7 million at December 31, 2011. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

15

Management’s Discussion and Analysis

For the nine months ended September 30, 2012, our cash used in operations was $25.4 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $36.9 million. Changes in non-cash working capital resulted in a surplus of $11.5 million. The $11.5 million change in working capital was impacted by outflows from the settlement of accounts payable and accrued liabilities of $7.4 million and inflows from the collection of accounts receivables of $14.5 million. Inventory increased $8.9 million and prepaid expenses increased $3.5 million. This was offset by increases in warranty liability of $11.0 million and deferred revenue of $5.7 million. Cash used in investing activities included cash paid to purchase short-term investments of $21.4 million, purchase of fixed assets of $20.7 million, loan advances of $2.6 million, acquisition of assets of AEC of $1.1 million, and purchase of intangible assets of $1.0 million offset by repayment on our note receivable of $2.5 million. Cash provided by financing activities included $265.4 million, net of share issuance costs, raised in a public share offering, $0.9 million in shares issued for stock option exercises and $1.1 million drawn from our operating lines of credit. This is offset by repayment of a portion of the long-term debt within Emer of $6.7 million.

Foreign exchange resulted in an unfavorable adjustment to cash and cash equivalents of $3.6 million as a portion of our cash balances are maintained in Canadian dollars and Euro.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On February 27, 2012, the Company issued a total of 6,325,000 common shares at a price of $43.25 per share for gross proceeds of $273.6 million. The net proceeds of $265.4 million (net of share issuance costs of $8.1 million) will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on light-duty industrial and automotive and heavy-duty and high-horsepower applications and capital expenditures including new test facilities.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

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Management’s Discussion and Analysis

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING

For the three months ended September 30, 2012 and 2011 the weighted average number of shares used in calculating the loss per share was 55,148,725 and 48,239,201, respectively. During the three months ended September 30, 2012, we granted nil stock options and nil share units relating to our long-term incentive programs. The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	September 30, 2012		November 7, 2012
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Shares outstanding	55,288,236		55,288,236
Share Options
- Outstanding	1,008,902	27.72	1,000,902	27.67
- Exercisable	231,342	8.00	231,342	8.00
Share Units
- Outstanding	1,100,394	N/A	1,100,094	N/A
- Exercisable	262,615	N/A	262,615	N/A

(weighted average exercise prices are presented in Canadian dollars)

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Management’s Discussion and Analysis

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)

Three months ended	31-Dec-10	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12	30-Sep-12
Units shipped	1,036	775	1,073	1,710	2,181	2,094	2,047	1,646

(expressed in thousands of United States dollars except for per share amounts)

Product revenue	$30,976	$26,440	$37,162	$72,232	$80,288	$78,812	$82,038	$65,051
Parts revenue	$8,553	$7,622	$7,704	$8,458	$10,516	$9,797	$9,977	$9,678
Service and other revenue	$-	$4,076	$-	$351	$9,830	$-	$14,080	$1,414
Total revenue	$39,529	$38,138	$44,866	$81,041	$100,634	$88,609	$106,095	$76,143

Cost of product and parts revenue	$26,663	$20,499	$29,663	$55,236	$61,031	$60,114	$65,583	$54,980
Gross margin	$12,866	$17,639	$15,203	$25,805	$39,603	$28,495	$40,512	$21,163
Gross margin percentage	33%	46%	34%	32%	39%	32%	38%	28%

Net loss for the period attributable to the Company	$(13,495)	$(14,377)	$(18,113)	$(13,162)	$(14,519)	$(22,627)	$(6,057)	$(32,487)

Loss per share attributable to the Company:
Basic	$(0.31)	$(0.31)	$(0.38)	$(0.27)	$(0.30)	$(0.44)	$(0.11)	$(0.59)
Diluted (1)	$(0.31)	$(0.31)	$(0.38)	$(0.27)	$(0.30)	$(0.44)	$(0.11)	$(0.59)

Company's 100% share of CWI net income	$3,160	$4,524	$5,886	$9,394	$10,646	$9,540	$7,282	$7,178

CWI net income attributable to the Company	$1,580	$2,262	$2,943	$4,697	$5,323	$4,770	$3,641	$3,589

(1) Fully diluted loss per share is not materially different as the effect of stock options, warrants and restricted and performance share units would be anti-dilutive.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations and commitments have been disclosed in our annual MD&A dated February 28, 2012 and are substantially unchanged.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated February 28, 2012 and are substantially unchanged.

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Management’s Discussion and Analysis

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the Annual Information Form for the fiscal year ended December 31, 2011 under the heading “Risks” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

(expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Cash flow from operations
Net loss for the period	$(28,908)	$(8,465)	$(49,182)	$(35,789)
Items not involving cash:
Depreciation and amortization	2,964	2,683	8,249	4,543
Stock-based compensation expense	2,924	1,993	9,217	5,631
Deferred income tax recovery	(854)	(2,758)	(3,730)	(1,651)
Change in deferred lease inducements	(4)	(25)	(30)	(62)
Income from investment accounted for by the equity method	(715)	(436)	(2,430)	(1,254)
Accretion of long-term debt	222	156	737	1,339
Other	87	76	305	141

Cash flows from operations before changes in non-cash operating working capital	$(24,284)	$(6,776)	$(36,864)	$(27,102)

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